UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

Second Quarter 2015 Financial Results

The unaudited interim consolidated financial statements of Compugen Ltd. (the “Company”) and its subsidiaries as of and for the six months ended June 30, 2015 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein. The Operating and Financial Review and Prospects of the Company as of and for the six months ended June 30, 2015 and June 30, 2014 are filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-185910 and 333-198368.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Unaudited interim consolidated financial statements as of and for the six months ended June 30, 2015.
99.2	Operating and Financial Review and Prospects as of and for the six months ended June 30, 2015 and June 30, 2014.
101
The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets at June 30, 2015 and December 31, 2014; (ii) consolidated statements of comprehensive loss for the six months ended June 30, 2015 and 2014; (iii) consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2015 and the year ended December 31, 2014; (iv) consolidated statements of cash flows for the six months ended June 30, 2015 and 2014; and (v) notes to the unaudited consolidated financial statements

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 4, 2015	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel